SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated June 24, 2008.

Document 1

For Immediate Release	June 24, 2008
RM: 10 – 08

Crystallex and Ministry of Environment begin discussions; National Assembly Committee Supports Las Cristinas

TORONTO, ONTARIO, June 24, 2008 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) wishes to advise that on June 18, 2008, Crystallex was invited to a meeting by representatives of the Ministry of the Environment (“MinAmb”), led by Vice Minister of Environmental Planning and Administration, Ing. Merly Garcia. At this meeting, Crystallex was informed that MinAmb was instructed by the Government to reconsider issuance of the Las Cristinas Environmental Permit to Affect Natural Resources (the “Permit”) by discussing with Crystallex possible modifications of the Las Cristinas project, which could enable the Permit to be issued.  The modifications suggested by the MinAmb representatives fall within three main categories: (i) further optimising the social projects in the area, (ii) mitigating the impact of open vein deposit mining in the currently affected areas of the Imataca, and (iii) improving the remediation plans at the end of the mine life as well as to remediate the existing environmental damage caused by the illegal miners who have worked in the area.  The MinAmb representatives stressed the importance of expediting the submission of details relating to the suggested request for modifications in order to enable prompt resolution of the Permit.

In addition, Crystallex has received the official minutes of the meeting held at the Permanent Committee for the Economic Development of the National Assembly at the public hearing held on June 4, 2008 to discuss the delay of the Las Cristinas project. At the meeting, representatives of the Ministry of Mines (“MIBAM”) confirmed support for Crystallex and its compliance with all procedural and administrative steps up to the denial of the permit by MinAmb. The resolution issued by the Committee states that the Las Cristinas project has been in development for a significant period of time with the support of different branches of the Government. The resolution further notes a lack of coordination between the various Government branches, which it suggests should be resolved in light of the macroeconomic policies and goals of Venezuela, as well as the social needs of the people and the pre-existing environmental damage.

It is too early for Crystallex to forecast how this issue will be resolved, but it is encouraged by the support from the Venezuelan Government and National Assembly. Crystallex welcomes the opportunity offered by MinAmb to help create additional solutions to the extensive environmental damage that already exists due to illegal mining in the Las Cristinas area, and to improve the project in order to respond to issues raised by MinAmb.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements included or incorporated by reference in this news release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” below or in the Company’s 2007 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	June 24, 2008	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer